Exhibit 99.1

Merck to Advance Bispecific Antibody Drug Candidate Developed Using Zymeworks’
Azymetric™ Platform into Preclinical Development

Vancouver, Canada (September 19, 2017) – Zymeworks Inc. (“Zymeworks”), (NYSE: ZYME; TSX: ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation bispecific and multifunctional biotherapeutics, today announced that Merck (known as MSD outside the US and Canada) has provided formal notification of their plans to advance a bispecific drug candidate into preclinical development. The drug candidate was developed by Merck, through a subsidiary, in collaboration with Zymeworks using Zymeworks’ proprietary Azymetric™ and EFECT™ platforms as part of an existing Research and License Agreement between the two companies.

“We are excited that another one of our collaborators will be advancing a therapeutic candidate built on the Azymetric™ platform into preclinical development,” said Dr. Ali Tehrani, President and CEO of Zymeworks. “The Azymetric™ platform has generated clinical validation through Zymeworks’ wholly-owned lead clinical program, ZW25, and is on track to be further validated in the clinic through its collaborations with Merck and others as Zymeworks’ strategic partners continue to make progress.”

Under the terms of the Research and License Agreement, Zymeworks has granted Merck a worldwide, royalty-bearing license to research, develop and commercialize certain bispecific therapeutic candidates toward Merck’s therapeutic targets. For this program, Zymeworks could upon further success of the therapeutic candidate receive development and commercial milestone payments as well as tiered royalties on product sales.

About the Azymetric™ Platform

The Azymetric™ platform consists of a library of proprietary amino acid substitutions that enable the transformation of monospecific antibodies into bispecific antibodies, which gives them the ability to simultaneously bind two non‑overlapping epitopes, or antigens. Azymetric™ bispecific technology enables the development of biotherapeutics with dual-targeting of receptors/ligands and simultaneous blockade of multiple signaling pathways, increasing tumor‑specific targeting and efficacy while reducing toxicities and the potential for drug-resistance. Additionally, the dual‑targeting of Azymetric™ antibodies has demonstrated synergistic efficacy in preclinical studies through simultaneous binding relative to the application of an equivalent dose of the corresponding monospecific antibodies. Azymetric™ bispecifics can also be engineered to enhance internalization of the antibody into the tumor cell and consequently increase the delivery of cytotoxic payloads.
First-generation bispecific platforms significantly alter the structure of monoclonal antibodies or rely upon complex and proprietary manufacturing processes. Azymetric™ bispecifics, in contrast, retain the desirable drug-like qualities of monoclonal antibodies, including long half-life, stability and low immunogenic potential, which increases their probability of success. Azymetric™ bispecifics are also compatible with standard manufacturing processes with high yields and purity, which accelerates manufacturing timelines and reduces costs.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Cautionary Note Regarding Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to the Azymetric™ platform and clinical validation, the progress of Zymeworks collaborations with its strategic partners and the potential for Zymeworks to receive development and commercial milestone payments as well as tiered royalties, among others. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Zymeworks believe there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks Inc.
David Poon, Ph.D.
Executive Director, External R&D and Alliances
(604) 678-1388
bd@zymeworks.com

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
ir@zymeworks.com